H. D. Roseth & Associates, Ltd.
Certified Public Accountants
302 Saunders Road, Suite 200
Riverwoods, IL 60015
847-597-1970

Accountant's Compilation Report

To the Board of Directors
Komunity Kombucha DBA RMBR BEVS Inc.
231 S La Salle St Ste 2100
Chicago, IL 60604-1453

Management is responsible for the accompanying financial statements of Komunity Kombucha DBA RMBR BEVS Inc. (a Corporation), which comprise the statement of assets, liabilities, and shareholders' equity - accrual basis as of December 31, 2024 and 2023, and the related statement of revenues, expenses - accrual basis for the twelve months then ended in accordance with the accrual basis of accounting, and for determining that the accrual basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the accrual basis of accounting consistent with the generally accepted accounting principles in the United States of America.

Management has elected to omit substantially all supplemental information for presentation purposes. We completed the Notes to Financial Statements based on Management records and business operations.

We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with generally accepted accounting principles in the United States of America.

Hal Roseth

CPA

H. D. Roseth & Associates, Ltd.
Riverwoods, Illinois
September 24, 2025

KOMUNITY KOMBUCHA DBA RMBR BEVEVS INC.

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023

PREPARED BY: H.D. ROSETH & ASSOCIATES, LTD

RMBR BEVS INC.

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Checking (7252)	18,014.02	45,674.83
QuickBooks Checking Account	346.53	0.23
Total Bank Accounts	**$18,360.55**	**$45,675.06**
Accounts Receivable		
Accounts Receivable (A/R)	13,494.50	26,891.11
Total Accounts Receivable	**$13,494.50**	**$26,891.11**
Other Current Assets		
Employee Payroll Advances	573.09	
Inventory Asset	360.26	0.00
Payments to deposit	0.00	11,841.06
Prepaid Insurance	1,026.67	
Total Other Current Assets	**$1,960.02**	**$11,841.06**
Total Current Assets	**$33,815.07**	**$84,407.23**
Fixed Assets		
Accumulated Depreciation	(47,335.60)	(46,268.60)
Tools, machinery, and equipment	22,092.55	22,092.55
Vehicles	26,846.60	26,846.60
Total Fixed Assets	**$1,603.55**	**$2,670.55**
TOTAL ASSETS	**$35,418.62**	**$87,077.78**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	466.20	
Total Accounts Payable	**$466.20**	**$0.00**
Credit Cards		
Capital One Venture X	13,139.10	
Credit card (9859)	5,529.12	9,606.66
Total Credit Cards	**$18,668.22**	**$9,606.66**
Other Current Liabilities		
Officer loans	40,000.00	
Payroll Liabilities		
Federal Taxes (941/944)	0.00	1,378.20
Federal Unemployment (940)	0.00	196.89
IL Income Tax	0.00	280.75
IL Unemployment Tax	0.00	632.04

RMBR BEVS INC.

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Total Payroll Liabilities	0.00	**2,487.88**
Total Other Current Liabilities	**$40,000.00**	**$2,487.88**
Total Current Liabilities	**$59,134.42**	**$12,094.54**
Long-Term Liabilities		
Wells Fargo Auto Loan	16,309.54	20,090.08
Total Long-Term Liabilities	**$16,309.54**	**$20,090.08**
Total Liabilities	**$75,443.96**	**$32,184.62**
Equity		
Owner capital	100.00	
Owner draws	(3,944.24)	(41,869.50)
Owner investments	0.00	24,237.00
Retained Earnings	54,793.16	23,680.82
Net Income	(90,974.26)	48,844.84
Total Equity	**$ (40,025.34)**	**$54,893.16**
TOTAL LIABILITIES AND EQUITY	**$35,418.62**	**$87,077.78**

RMBR BEVS INC.
Statement of Owner's Equity
As of December 31, 2024

	Common Stock	Owner Capital	Additional Paid-In Capital	Retained Earnings	Total Owner's Equity
Balance, December 31, 2023	-	(17,632.50)	-	72,525.66	54,893.16
Issued Shares	-	-	-		-
Net Income				(90,974.26)	(90,974.26)
Distributions		(3,944.24)			(3,944.24)
Stock Dividends					-
Balance, December 31, 2024	$ -	$ (21,576.74)		$ (18,448.60)	$ (40,025.34)

RMBR BEVS INC.

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
QuickBooks Payments Sales		(1.89)
Returns & Allowances		
Discounts given	(4,338.70)	
Refunds to customers	71.90	
Total Returns & Allowances	**(4,266.80)**	
Sales	99,551.74	122,215.78
Events	714.14	
Total Sales	**100,265.88**	**122,215.78**
Sales of Product Income	609,294.12	388,919.64
Services	19,021.96	17,086.80
Sweatshirts	120.00	
Uncategorized Income		11.18
Total Income	**$724,435.16**	**$528,231.51**
Cost of Goods Sold		
Boxes & Trays	8,564.65	
COGS - Herbs & Tea	40,353.06	
COGS - Other Miscellaneous Service Cost		80.75
COGS - Shipping, Freight & Delivery	34,347.08	18,650.70
COGS - Sugar	9,242.18	
COGS - Supplies & materials	9,587.66	114,154.30
Cost of Goods Sold	10,782.14	41,120.61
Inventory Shrinkage	(5,570.20)	
Raw Materials - Cans + Lids	101,880.18	
Total Cost of Goods Sold	**$209,186.75**	**$174,006.36**
GROSS PROFIT	**$515,248.41**	**$354,225.15**
Expenses		
Advertising & marketing	11,418.55	2,339.56
Social media	457.00	4,159.17
Total Advertising & marketing	**11,875.55**	**6,498.73**
Advertising/Promotional	139.48	
Bank fees & service charges	7,595.19	4,297.69
Brokerage	27,237.82	
Building & property rent	17,546.37	10,784.13
Business licences	660.00	76.69
Commissions & fees	757.95	6,796.53
Contract labor		
Graphic Design	6,065.00	2,840.00
Photography/Videography	5,373.13	
Total Contract labor	**11,438.13**	**2,840.00**

RMBR BEVS INC.

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Contract Labor - Manufacturing	170,039.07	65,853.35
Contributions to charities	1,130.00	500.00
Demos	1,702.87	
Employee benefits		
Worker's compensation insurance	887.69	670.47
Total Employee benefits	**887.69**	**670.47**
Farmers Market	510.00	
Food Safety Audit	3,082.37	
Free Fills	17,098.00	
General business expenses	293.58	
Memberships & subscriptions	9,234.65	2,200.61
Promotional Allowance	5,028.99	
Slotting Fees	17,454.11	
Total General business expenses	**32,011.33**	**2,200.61**
Insurance		
Business insurance	489.76	936.01
Liability insurance	1,747.93	712.26
Total Insurance	**2,237.69**	**1,648.27**
Interest paid	1,266.66	1,517.34
Legal & professional services		
Accounting fees	1,820.00	2,354.00
Legal fees	2,970.00	2,800.50
Total Legal & professional services	**4,790.00**	**5,154.50**
Manual Mileage	2,138.81	
Meals	4,206.34	1,071.59
Meals with clients	905.41	1,443.98
Travel meals	1,052.11	
Total Meals	**6,163.86**	**2,515.57**
Merchandise/Apparel	1,293.40	
Office expenses		
Office supplies	1,213.47	336.23
Shipping & postage	9,949.21	5,206.26
Software & apps	7,420.50	4,666.58
Total Office expenses	**18,583.18**	**10,209.07**
Payroll expenses		
Health Insurance	9,982.44	
Officer Health Insurance	4,356.48	
Officer Salaries	56,154.32	
Taxes	17,634.39	12,662.11

RMBR BEVS INC.

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Wages	136,737.83	137,467.65
Total Payroll expenses	**224,865.46**	**150,129.76**
Reimbursement	544.46	
Scan Promotion	438.55	
Supplies	31.95	
Supplies & materials	196.83	4,659.21
Taxes paid		
Payroll taxes		523.48
State Taxes	2,486.00	
Total Taxes paid	**2,486.00**	**523.48**
Trade Show	8,745.00	
Travel	790.09	740.66
Airfare	676.42	
Hotels	3,749.03	
Vehicle rental	305.46	
Total Travel	**5,521.00**	**740.66**
Uniforms	659.04	
Website expense	4,947.68	
Total Expenses	**$588,621.39**	**$277,616.06**
NET OPERATING INCOME	$ (73,372.98)	$76,609.09
Other Expenses		
Depreciation	1,067.00	14,022.00
Lab Testing	700.00	
Vehicle expenses		
Parking & tolls	2,585.84	2,002.05
Vehicle gas & fuel	7,100.89	6,502.27
Vehicle insurance	2,940.52	2,739.00
Vehicle registration	154.40	160.50
Vehicle repairs	2,697.40	2,281.43
Vehicle wash & road services	355.23	57.00
Total Vehicle expenses	**15,834.28**	**13,742.25**
Total Other Expenses	**$17,601.28**	**$27,764.25**
NET OTHER INCOME	$ (17,601.28)	$ (27,764.25)
NET INCOME	$ (90,974.26)	$48,844.84

RMBR BEVS INC.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	48,844.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	(20,254.05)
Accumulated Depreciation	14,022.00
Credit card (9859)	4,168.39
Payroll Liabilities:Federal Taxes (941/944)	1,378.20
Payroll Liabilities:Federal Unemployment (940)	119.56
Payroll Liabilities:IL Income Tax	280.75
Payroll Liabilities:IL Unemployment Tax	(32.35)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(317.50)**
Net cash provided by operating activities	**$48,527.34**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	(16,692.55)
Net cash provided by investing activities	**$ (16,692.55)**
FINANCING ACTIVITIES	
Wells Fargo Auto Loan	(3,529.86)
Owner draws	(28,514.17)
Owner investments	(5,693.79)
Retained Earnings	16,575.26
Net cash provided by financing activities	**$ (21,162.56)**
NET CASH INCREASE FOR PERIOD	**$10,672.23**
Cash at beginning of period	46,843.89
CASH AT END OF PERIOD	**$57,516.12**

RMBR BEVS INC.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	(90,974.26)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	13,396.61
Employee Payroll Advances	(573.09)
Inventory Asset	(360.26)
Prepaid Insurance	(1,026.67)
Accumulated Depreciation	1,067.00
Accounts Payable (A/P)	466.20
Capital One Venture X	13,139.10
Credit card (9859)	(4,077.54)
Officer loans	40,000.00
Payroll Liabilities:Federal Taxes (941/944)	(1,378.20)
Payroll Liabilities:Federal Unemployment (940)	(196.89)
Payroll Liabilities:IL Income Tax	(280.75)
Payroll Liabilities:IL Unemployment Tax	(632.04)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**59,543.47**
Net cash provided by operating activities	**$ (31,430.79)**
FINANCING ACTIVITIES	
Wells Fargo Auto Loan	(3,780.54)
Owner capital	100.00
Owner draws	37,925.26
Owner investments	(24,237.00)
Retained Earnings	(17,732.50)
Net cash provided by financing activities	**$ (7,724.78)**
NET CASH INCREASE FOR PERIOD	**$ (39,155.57)**
Cash at beginning of period	57,516.12
CASH AT END OF PERIOD	**$18,360.55**

Note 1 –Our Reorganization and Basis of Presentation

Our Reorganization

We incorporated our business in 2019 under business name Komunity Kombucha LLC. As we continue to expand in the industry, we reorganized our capital structure and conduct business under our corporate name RMBR BEVS INC. in 2025.

Basis of Presentation

For the purposes of consistency and completeness, we present comparative financials statements for the fiscal years when our business is conducted initially as Komunity Kombucha LLC through later years as RMBR BEVS Inc.

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. We evaluated all the accounts and deemed estimates are not necessary for completion of the financial statements for the year presented. We continue to evaluate our estimates on ongoing basis using historical experiences, as well as other factors we believe appropriate under the circumstances such as current economic conditions, and adjust or revise our estimates in determining such accounts as incentives and allowances, tax reserves, and impairments.

Note 2 – Our Significant Accounting Policies

Revenue Recognition

We recognize revenue upon shipment or delivery to our customers based on written sales terms that allow for a right of return. In addition, our policy for certain products is to remove and replace damaged and outof-date items from store shelves to ensure that consumers receive the product quality and freshness they expect. Based on our experience with this practice, we may reserve for anticipated damaged and outofdate products as deemed necessary under circumstances.

Marketplace Spending

We offer sales incentives and discounts through various programs to customers and consumers. Total marketplace spending includes sales incentives, discounts, advertising, and other marketing activities including commissioned sales that are part of the strategy to expand our sales network.

Distribution Costs

Distribution costs, including the costs of packaging, shipping and handling, are reported as an integral part of cost of goods sold.

Inventories

Inventories are valued at costs. Cost is determined using the first-in, first out (FIFO) method.

We experience high inventory turnover and expect inventory on hand to be low in general.